TASEKO ANNOUNCES UPSIZING AND PRICING OF SENIOR SECURED NOTES OFFERING

January 27, 2021, Vancouver, BC - Taseko Mines Limited (TSX: TKO; NYSE American: TGB; LSE: TKO) ("Taseko") today announced that it has upsized and priced an offering of US$400 million aggregate principal amount of Senior Secured Notes due 2026 (the "Notes"), an upsize of US$75 million over the amount previously announced.  Interest on the Notes will accrue at an annual rate of 7.0% payable semi-annually, and the Notes will be issued at par.  The offering is expected to close on February 10, 2021, subject to customary closing conditions.

Taseko intends to use the net proceeds from this offering, together with cash on hand, to redeem all US$250 million aggregate principal amount outstanding of its 8.75% Senior Secured Notes due 2022 (the "Existing Notes") (including accrued interest), to make capital expenditures, including at its Florence Copper project and Gibraltar mine, as working capital, for general corporate purposes and to pay fees and expenses in connection with this offering.

The Notes will be secured by first priority liens on the shares of Taseko's wholly-owned subsidiaries, Gibraltar Mines Ltd. ("Gibraltar"), Curis Holdings (Canada) Ltd. and Florence Holdings Inc., and by Gibraltar's rights under the joint venture agreement relating to the Gibraltar mine.  The Notes will also be guaranteed by certain restricted subsidiaries including Gibraltar and Florence Copper Inc.  Upon admission of a minority joint venture partner for the Florence Copper project under certain conditions, the guarantee of the bonds by Florence Copper Inc. would be released.

The Notes will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or the securities laws of any other jurisdiction. The Notes will not be qualified by a prospectus in Canada. Unless they are registered or qualified by a prospectus, the Notes may be offered and sold, only in transactions that are exempt from registration requirements and from prospectus qualification under Canadian securities laws. In the United States, the Notes will be offered and sold, only to persons reasonably believed to be "qualified institutional buyers" (as defined in Rule 144A under the Securities Act) and outside the United States, to non-U.S. persons in compliance with Regulation S under the Securities Act.

This press release is neither an offer to sell nor the solicitation of an offer to buy the Notes, the Existing Notes or any other securities and shall not constitute an offer to sell or solicitation of an offer to buy, or a sale of, the Notes, the Existing Notes or any other securities in any jurisdiction in which such offer, solicitation or sale is unlawful. This press release does not constitute a notice of redemption with respect to the Existing Notes.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements and forward-looking information (collectively referred to as "forward-looking statements"), within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and 21E of the U.S. Securities Exchange Act of 1934, as amended, which may not be based on historical fact, including without limitation statements regarding Taseko's expectations in respect of future financial position, business strategy, future production, reserve potential, exploration drilling, exploitation activities, events or developments that Taseko expects to take place in the future, projected costs and plans and objectives. Often, but not always, forward-looking statements can be identified by the use of the words "believes," "may," "plan," "will," "estimate," "scheduled," "continue," "anticipates," "intends," "expects," "aim" and similar expressions.

Such statements reflect Taseko's current views with respect to future events and are subject to risks and uncertainties. These statements are necessarily based upon a number of estimates and assumptions that are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause Taseko's actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including those contained in Taseko's filings. For further information on Taseko, investors should review the documents that Taseko has filed with or furnished to the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer

Chief Executive Officer and Director

No regulatory authority has approved or disapproved of the information contained in this news release.